Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S.A. (the “Company”) are invited to the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on April 25, 2019, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1º Appointment of two shareholders to sign the minutes.

2º Examination of the business affairs of our subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), and the positions to be adopted by the Company with respect to the issues to be resolved at Banco Galicia’s next shareholders´ meeting.

3° Examination of the financial statements, income statement, and other documents, as set forth in Section 234, subsection 1, of the Argentine General Law of Companies, the Annual Report – Integrated Information and the Report of the Supervisory Syndics’ Committee for the 20th fiscal year that ended on December 31, 2018.

4º Treatment to be given to the results of the fiscal year. Any increase to the discretionary reserve. Dividends’ distribution.

5º Approval of the Board of Directors of the Company (the “Board of Directors”) and Supervisory Syndics Committee’s performances.

6º Supervisory Syndics Committee´s compensation.

7° Board of Directors compensation.

8° Granting of authorization to the Board of Directors to make advance payments of directors fees during the fiscal year that started on January 1, 2019, ad-referendum of the shareholders’ meeting regarding the documentation corresponding to such fiscal year.

9º Election of three syndics and three alternate syndics for one-year terms of office.

10° Determination of the number of directors and alternate directors of the Company.

11° Compensation of the independent accountant with respect to certification of the financial statements for the 2018 fiscal year.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

12º Appointment of the independent accountant and alternate accountant to certify the financial statements for the 2019 fiscal year.

13º Modification of Articles 1, 5, 10 and 11 of the Company´s bylaws.

14º Approval of certain amendments of the Company´s bylaws.

15º Consideration of the extension of the effective term and any update of the Global Program for the issuance of simple, short, mid-and/or long term notes, non-convertible into shares.

16º Delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of the individual members of the Board of Directors and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the Global Program for the issuance of simple, short, mid-and/or long term notes, non-convertible into shares, and the notes that will be issued under such Global Program.

According to current Argentine regulations, it is necessary to state that during the 2018 fiscal year no condition included in Section 71 of Law 26,831 (Ley de Mercado de Capitales) has occurred.

Notes:

1.

Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 17, 2019 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th. Floor, Buenos Aires, so that the shares can be registered in the Meeting’s attendance record book.

2.

When considering the approval for the increase in the discretionary reserve referenced in item 4 of the Agenda, the requirements contained in article 244, last part, of the Argentine General Law of Companies will be complied with.

3.	Shareholders are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II, of its regulations (N.T.2013).

A. Enrique Pedemonte

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

2